GENEX PHARMACEUTICAL, INC.

February 21, 2006

BY MAIL AND E-MAIL

Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Crane:

        Reference is made to your letter of December 2, 2005 commenting on our Form 10-KSB for the period ending December 31, 2004, our Form 10-QSB for the quarterly period ending September 30, 2005, and our Form 8-K filed November 16, 2005. The following is our response to the comments, with numbered paragraphs that key our responses to the numbers of the comments. We would appreciate an opportunity to discuss our responses with you prior to furnishing for your review draft amendments to the Form 10-KSB and to the Form 10-QSB. It is our intention to file appropriate amendments as promptly as possible.

        Genex Pharmaceutical, Inc. (the "Company") acknowledges (i) that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) that staff comments or changes made by the Company in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the period ending December 31, 2004

Management's Discussion and Analysis - page 12

Liquidity and Capital Resources, page 13

1. RESPONSE:

The Company has mentioned in its discussion about "Revenue" under "Results of Operations" in Management's Discussion and Analysis that the Company only commenced operations in June 2003. Therefore, the significant changes in working capital in 2004 were all generally caused by the fact that the Company had full-year operations in 2004 while only half-year operations in 2003. A statement to this effect will be included in the Form 10-KSB/A.

Consolidated Balance Sheet, page F-3

2. RESPONSE:

The amounts due from related companies as of December 31, 2004 consisted of the followings:

	Relationship with		Interest
Name	the Company	Nature	rate	Amount
Tianjin Zhongjin	Former shareholder	Advances to	6% p.a.	$230,217
Pharmaceutical Co.,	of the Tianjin	suppliers (1)
Ltd.	Zhongjin Biology	Short-term	6% p.a.	329,410
	Development Co.,	interest-
	Ltd.	bearing loan (2)
		Purchase	Nil	84,643
		deposits (1)
Tianjin Golden World	Common	Short-term	6% p.a.	197,523
Group Co., Ltd.	shareholders	interest-
		bearing loan (2)
Tianjin Zhongwei	Common	Short-term	6% p.a.	244,263
Pharmaceutical Co.,	shareholders	interest-
Ltd.		bearing loan (2)
Tianjin Nanfang	Common	Purchase	Nil	84,643
Medicine Co., Ltd.	shareholders	deposits (1)
Total				$1,170,699

(1) Purchase deposits or advances to suppliers were paid to its related companies as the Company engages its related companies to source raw materials at cheaper prices.

(2) During 2004, the Company advanced some of its idle cash to the above related companies to earn interest.

There was no collateral for any of the balances with the related companies. Accordingly, the Company does not believe that these amounts should be reflected as reductions of equity.

Consolidated Statement of Operations, page F-4

3. RESPONSE:

The Company inadvertently put the net income per share in brackets. However, it was clearly stated that the Company had net income and the figure of $0.06 was correctly and unambiguously described as "net income per share." This typographical error will be corrected in the Form 10-KSB/A.

4. RESPONSE:

During the year 2004, the CEO of the Company also acted as a director of the Company's subsidiary, Tianjin Zhongjin Biology Development Co., Ltd ("Tianjin Zhongjin") and spent the majority of his time on the business affairs of Tianjin Zhongjin. The Company estimates the fair value of the services rendered by the CEO based on the annual compensation received by another director of Tianjin Zhongjin, who devoted similar time to the Company, which was approximately $4,000 in 2004. As this amount represents only 0.4% of the net income for 2004, the Company considers that the financial statements for

2004 need not be adjusted. However, the comment is noted and the Company will include the fair value of the services provided by the Company's Chairman or CEO in its future financial statements.

Note 3. Summary of Significant Accounting Policies, F-8

Revenue Recognition, page F-9

5. RESPONSE:

By referring to the 100 days' process, the Company is actually describing its manufacturing process of its products. It has no impact on the Company's revenue recognition.

In addition to direct sales to ultimate customers by the Company's own sales personnel, the Company also sells its products to medical device resellers and distributors. Terms under which products are sold to ultimate customers or to resellers and distributors are generally the same. Products delivered to and received by customers, resellers or distributors are non-returnable and non-exchangeable. Therefore, revenue in respect of sales to resellers and distributors is, like direct sales to ultimate customers, recognized when the goods are delivered and accepted. The Company will expand the disclosure about its revenue recognition policy in its Form 10-KSB/A by particularly addressing the transactions with resellers and distributors.

Note 8. Equity Based Transactions, page F-15

6. RESPONSE:

As a condition to the Share Purchase Agreement dated June 17, 2004 for the acquisition of Tianjin Zhongjin Biology Development Co., Ltd. ("Tianjin Zhongjin"), KSE sold its business operations, as they existed immediately before the closing of the Share Purchase Agreement to Mr. Mayur Pandya, the then president and CEO of KSE for a consideration of 2,212,500 shares of KSE's common stock being returned to the Company by Mr. Pandya. Consequently, KSE became a non-operating shell.

Pursuant to the SEC's accounting interpretations and guidance, the merger or acquisition of a private operating company into a non-operating public shell corporation with nominal net assets is considered a capital transaction in substance, rather than a business combination. Accordingly, for accounting purposes, the acquisition of Tianjin Zhongjin by KSE was treated as a reverse acquisition while the cost of the acquisition was measured based on the value of KSE's net tangible assets and no goodwill or other intangible was recorded.

7. RESPONSE:

Pursuant to the terms of the Share Purchase Agreement, on June 27, 2004, KSE actually effectuated a "four-for-one" forward split of KSE's common stock. The Company erroneously disclosed a "three-for-one" forward split in Item 1 - Description of Business on page 4 and in Note 8 Equity Based Transactions to the financial statements on page F-15 and will correct this error in its Form 10-KSB/A.

Form 10-QSB for the quarterly period September 30, 2005

Technological Know-How, page 6

8. RESPONSE:

The Company defines know-how as a particular skill that can be applied in its manufacture or other processes. The Company's technological know-how as of September 30, 2005 was purchased and transferred from other entities. Although such technological know-how is unpatented and does not meet the contractual-legal criterion as discussed in paragraph A25 of SFAS 141, it is transferable and meets the separability criterion as discussed in paragraph 29 of SFAS 141. In addition, in paragraph A14 of SFAS 141, "unpatented technology" is included as an example of assets that "do not arise from contractual or other legal rights, but shall nonetheless be recognized apart from goodwill because they meet the separability criterion".

Form 8-K filed November 16, 2005

9. RESPONSE:

The Company has filed on February 9, 2006 a Form 8-K/A amending its Form 8-K filed November 16, 2005. The Company has been advised by GC Alliance Ltd. that it has contacted the Office of the Chief Accountant and commenced the process of demonstrating that it has the requisite knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. If GC Alliance Ltd. is not able to complete the process of demonstrating to the Office of the Chief Accountant that it has the requisite knowledge and experience in sufficient time to enable it to audit the Company's 2005 financial statements, GC Alliance Ltd. will not perform the audit of the Company's 2005 financial statements and such audit will be performed by an independent auditing firm that has been recognized by the Office of the Chief Accountant.

10. RESPONSE:

In the Company's Form 8-K/A filed on February 9, 2006, the Company explained the circumstances which led to the inadvertent but erroneous inclusion of a draft of a Kabani & Company letter which had been prepared by the Company and not yet furnished to Kabani & Company for its review. The Company regrets this error but does not believe that the inadvertent inclusion of the draft is evidence of any weakness in its internal controls. In fact, the Form 8-K stated in two separate places that the required letter from Kabani & Company would be filed by amendment.

The Company has endeavored to respond to each comment in your letter fully and to the best of its ability. However, we respectfully request the opportunity to discuss our responses with you at your earliest convenience, after which the Company will provide for your further review a draft of its Form 10-KSB/A and Form 10-QSB/A, appropriately marked to expedite your review. Because of the time difference between China and the United States, we request that you contact our counsel, Xiaohua (Sarah) Zhao at (202) 419-2496, or Kenneth Stuart at (212) 513-3227.

Very truly yours,

s/Shuli Zhang
Shuli Zhang
Chief Financial Officer